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                            June 6, 2024

       Benjamin Miller
       Chief Executive Officer
       Fundrise Growth eREIT VII, LLC
       11 Dupont Circle NW
       9th Floor
       Washington, DC 20036

                                                        Re: Fundrise Growth
eREIT VII, LLC
                                                            Offering Statement
on Form 1-A
                                                            Response dated May
1, 2024
                                                            File No. 024-12362

       Dear Benjamin Miller:

              We have reviewed your May 1, 2024 response to our oral comment and have the following comments.

             Please respond to this letter by providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to the oral comment issued on December 14, 2023.

       Correspondence dated May 1, 2024

       General

   1. Your response does not provide sufficient detail to support your view that the company does not meet the
definition of    investment company    under Section 3(a)(1)(A) of the
                                                        Investment Company Act
of 1940 (the    Investment Company Act   ). Please provide a
                                                        comprehensive, detailed
legal analysis regarding whether (i) the company, (ii) SFR JV I,
                                                        LLC, and (iii) SFR JV
II, LLC meet the definition of    investment company    under
                                                        Section 3(a)(1)(A) of
the Investment Company Act. In your response, please address, in detail, each of the
factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
                                                        (1947) and provide
legal and factual support for your analysis of each such factor.
   2. Your response does not provide sufficient detail to support your view that the company and each of SFR JV I,
LLC and SFR JV II, LLC do not meet the definition of an
 Benjamin Miller
FirstName  LastNameBenjamin  Miller
Fundrise Growth eREIT VII, LLC
Comapany
June 6, 2024NameFundrise Growth eREIT VII, LLC
June 6,
Page 2 2024 Page 2
FirstName LastName
            investment company    under Section 3(a)(1)(C) of the Investment
Company Act. Please
         provide a more comprehensive, detailed legal analysis regarding whether (i) the company
         (ii) SFR JV I, LLC, and (iii) SFR JV II, LLC meet the definition of an investment
         company    under Section 3(a)(1)(C) of the Investment Company Act.,
including all
         relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.
3. Your response does not provide sufficient detail to support your view that the company's ownership interests in SFR JV I, LLC and SFR JV II, LLC do not meet the definition of a
            security    based on the factors set forth in Williamson v. Tucker,
645 F.2d 404 (5th Cir.),
         cert. denied 454 U.S. 897 (1981). In particular, without limiting the generality of comment
         2 of this letter, please provide a more comprehensive, detailed legal analysis regarding whether the company:
         1. has irrevocably delegated its partnership or venture powers;
         2. is incapable of exercising its partnership or venture powers due to a lack of either experience or knowledge; or
         3. is so dependent on particular expertise of the promoter or manager that it has no reasonable alternative to reliance on that person.

         Please describe how the foregoing analysis is impacted by the company s engagement of
         Fundrise Advisors, LLC, as manager, including whether the company has irrevocably delegated its partnership or venture powers to Fundrise Advisors, LLC and whether the company depends on the particular expertise of Fundrise Advisors, LLC.
4.       Your Form 1-A filed November 22, 2023 states that you    will limit
what [you] buy and
         hold through minority-owned joint venture subsidiaries because assets held in such
         subsidiaries will not be deemed investment securities.    Please
explain how this position is
         consistent with your responses to the foregoing comments and with the definition of
            investment securities    set forth in Section 3(a)(2) of the
Investment Company Act.
5. Your Form 1-A filed November 22, 2023 states that certain of your subsidiaries may rely on Section 3(c)(5)(C) of the Investment Company Act of 1940, which excludes any issuer that is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and that is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. The Commission analyzes whether an issuer may rely on Section
         3(c)(5)(C) of the Investment Company Act by considering the proportion
of such issuer   s
         assets that are invested, or that are proposed to be invested, in
qualifying interests,       real
         estate-type interests,    and    miscellaneous investments
(generally referred to as the
         55%/45% test or the 55%/25%/20% test). Refer to Companies Engaged in the Business of
         Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act
         Release No. 29778 (August 31, 2011). Accordingly, as part of your analysis and consistent with this framework, please explain how the company and each subsidiary, as
 Benjamin Miller
Fundrise Growth eREIT VII, LLC
June 6, 2024
Page 3
       relevant, intends to treat each category of assets that it holds, or proposes to hold, as
          qualifying interests,       real estate-type interests,    or
miscellaneous investments.    Please
       provide comprehensive, detailed support for the company   s position on
a category-by-
       category basis, including citations to any relevant Commission statements, or other applicable precedent.
6. Please be advised that we are considering the May 15, 2024 response letter to the comment letter issued to Fundrise East Coast Opportunistic REIT, LLC, dated March 13,
       2024, specifically with regard to comment 29 regarding certain disclosures in the investor letters on your website, and may have additional comments.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Scott Jameson at 771-444-1393 or Adam Lovell at 323-965-3940 if you
have questions regarding comments relating to the Investment Company Act. Please contact
Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameBenjamin Miller
                                                             Division of
Corporation Finance
Comapany NameFundrise Growth eREIT VII, LLC
                                                             Office of Real
Estate & Construction
June 6, 2024 Page 3
cc:       David H. Roberts
FirstName LastName